[SAVIENT LETTERHEAD]

February 13, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Attention: Mr. Jim Peklenk

Re:	SAVIENT PHARMACEUTICALS, INC. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005 Form 10-Q for the quarter ended March 31,2005 Filed May 10, 2005 File No. 000-15313

Ladies and Gentlemen:

Savient Pharmaceuticals, Inc. (“Savient” or the “Company”), is in receipt of further comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated December 1, 2005, from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant of the Commission. The comment letter relates to our Annual Report on Form 10-K for fiscal year ended December 31, 2004 (the “2004 Form 10-K”) filed with the Commission on March 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the Commission on May 10, 2005.

For convenient reference, we have included below in italicized type each of the Staff’s comments set forth in the comment letter and have keyed our responses to the numbering of the comments and the headings used in the comment letter.

We hereby advise you as follows:

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 36

Critical Accounting Policies and the Use of Estimates, page 37

Revenue Recognition, page 38

Securities and Exchange Commission
February 13, 2006

1. Refer to your response to comment one. We note that your critical accounting discussion related to sales returns and allowances is based heavily in the literature and descriptions provided in that literature, but it does not appear to include a lot of company specific information.

•	Please revise your disclosure to include a discussion that is more similar to what you provided in this response.

•	Include the previously requested rollforward for each of the types of reserves, i.e. returns and rebates.

•	Revise your inventory allowance discussion to include additional discussion such as what you provided in your response.

•	For all policies identified as critical, include some sensitivity analysis that reflects the impact that reasonably likely changes could have on your financial position.

Response:

The Company has revised its “Critical Accounting Policies and the Use of Estimates” in its restated Form 10-K/A filed on January 19, 2006 to reflect these comments.

Note 2 – Acquisitions and Investments, page 67

(b) Acquisition of Myelos Corporation, page 69

2. Refer to your response to comment four. Your reference to the previous comment letter related to this issue does not appear to contain sufficient support for the inclusion of this amount as negative goodwill under the then current guidance of paragraph 91 of APB 16. The amount of the excess of fair value of the acquired net assets over cost (i.e. negative goodwill) should be allocated pro rata to reduce non-current assets including the amount allocated to the charge related to your valuation of in-process research and development. Please revise your financial statements to remove this negative goodwill for all periods presented.

Response:

After multiple discussions with the Staff regarding the accounting for the acquisition of Myelos Corporation, the Company has restated its consolidated financial statements accordingly as reflected in our Form 10-K/A filed on January 19, 2006.

Securities and Exchange Commission
February 13, 2006

General

3. Please provide a statement with the appropriate three separate “Tandy” acknowledgements as requested in our initial letter dated September 20, 2005.

Response:

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments in the filings review by the staff do not foreclose the Commission from taking any action with respect to the filings.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 13, 2006

     * * * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments in the filings review by the staff do not foreclose the Commission from taking any action with respect to the filings.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned at by telephone at 732-565-4705 or by telecopier at 732-418-1764. Thank you for your assistance.

Respectfully submitted,

SAVIENT PHARMACEUTICALS, INC.

/s/ Philip K. Yachmetz

Philip K. Yachmetz
Senior Vice President – Corporate
Strategy, General Counsel and Secretary